UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                         SEC  File No. 000-29921

                                                         CUSIP No.: 559125 20 8

(Check  One)

           [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For  Period  Ended: July 31, 2000
           [ ]  Transition  Report  on Form  10-K
           [ ]  Transition Report on Form 20-F
           [ ]  Transition Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ]  Transition  Report  on Form  N-SAR

           For the  Transition Period Ended:

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


     Full Name of Registrant:            Magicinc.com
     Former Name if Applicable:          Magic Fingers, Inc.
     Address of Principal Executive
     Office (Street and Number)          530 North Federal Highway
     City, State and Zip Code            Fort Lauderdale, Florida 33301


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

There was a delay in the completion of our financial statements by our internal accountant delaying the completion of our review. We are now awaiting the completion of the edgarizing process and expect to be filing within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Gordon Scott Venters             (954)            764-0579
          ---------------------------------------------------------------------
               (Name)                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

           This is our first periodic filing since our registration statement on Form 10SB became effective on September 5, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  Magicinc.com
                   --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 14, 2000                By:/s/ Gordon Scott Venters
                                           --------------------------
                                           President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).